Exhibit 99.1

TechCreate Group Ltd. to Request Review of NYSE Panel Decision

SINGAPORE – August 25, 2026 – TechCreate Group Ltd. (OTCMKTS: TCGLF) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, intends to request that the NYSE Committee for Review (the “Committee”) review the decision of the NYSE American LLC Listing Qualifications Panel (the “Panel”).

In a written decision dated August 20, 2026, the Panel affirmed the NYSE American Staff determination to commence delisting proceedings with respect to the Company’s Class A ordinary shares. Under the delisting procedures of the NYSE American Company Guide, TechCreate may request that the full Committee review the Panel’s decision in writing within 15 calendar days of the Panel’s decision, or on or before September 4, 2026. The Company intends to submit the request within that period and will continue to pursue its appeal.

The proceedings follow the one-day trading suspension of the Company’s shares ordered by the U.S. Securities and Exchange Commission and effective on February 2, 2026. The stated basis for that suspension was potential manipulation of the Company’s shares. On June 12, 2026, the Company received notice that the NYSE American Staff had determined to commence delisting proceedings. The Exchange cited Sections 1001, 1002(e) and 1003 of the NYSE American Company Guide, and concluded that the shares were “not suitable” for continued listing.

Neither the SEC nor NYSE American has made any finding attributing responsibility for the alleged manipulation to the Company. TechCreate has stated that neither the Company nor its corporate insiders were involved in the alleged manipulation activity or had knowledge of the persons or entities that engaged in the trading. The Company has cooperated with every regulator that has inquired about the trading.

Trading in the Company’s Class A ordinary shares remains suspended on NYSE American. The shares are currently quoted in the over-the-counter market under the symbol TCGLF.

TechCreate continues to conduct business in the ordinary course. The delisting proceedings do not affect the Company’s operations, its customer relationships, or its financial position. There can be no assurance that the Committee for Review will reverse the Panel’s decision. The Company will provide a further update if there is a material development in the proceedings.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications companies, deposit insurers, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s intention to request review by the Committee for Review, the timing and outcome of that review, and the continued listing or trading of the Company’s securities. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com